OMB APPROVAL
OMB Number:	3235-0145
Expires:	January 31, 2006
Estimated average burden
hours per response . . . 15

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Danaher Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

23585110

(CUSIP Number)

Michael G. Ryan

2099 Pennsylvania Avenue, NW 12th Floor

Washington DC 20006-1813

(202) 828-0060

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 23585110

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Steven M. Rales
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 31,109,673
8. Shared Voting Power None
9. Sole Dispositive Power 31,109,673
10. Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,109,673
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

The transactions reported in this Schedule 13D relate to Danaher shares owned individually or jointly by Steven M. Rales and Mitchell P. Rales, which have been distributed, for no consideration, in equal proportions to each of Steven M. Rales (or entities that he owns) and Mitchell P. Rales (or entities that he owns). These distributions are being made for financial planning and estate planning purposes. None of these reported transactions involves a sale of shares. The combined holdings of Steven M. Rales and Mitchell P. Rales remain unchanged at 61,475,187 shares.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share of Danaher Corporation, a corporation organized under the laws of the state of Delaware (the “Company”). The Company’s principal executive officers are located at 2099 Pennsylvania Avenue N.W., 12th Floor, Washington D.C. 20006.

Item 2.	Identity and Backgrround

The name of the person filing this Statement is Steven M. Rales. Steven M. Rales holds shares of common stock directly and also owns shares of common stock through the following single-member Delaware limited liability companies: SMRDHR LLC, SMRDHR II LLC and SMRDHR III LLC. Steven M. Rales is sometimes referred to as the “Reporting Person.” Steven M. Rales has his principal office at 2099 Pennsylvania Avenue N.W., 12th Floor, Washington D.C. 20006. The Company’s principal business is the design, manufacture and marketing of products used in the following lines of business: medical technologies, professional instrumentation, industrial technologies and tools and components.

During the last five years, neither Steven M. Rales, nor, to the best knowledge of Steven M. Rales, has any executive officer, director or controlling person of a Reporting Person been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither Steven M. Rales, nor, to the best knowledge of Steven M. Rales, any executive officer, director or controlling person of a Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction where the result of such proceeding was the imposition of a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 29, 2007, (i) Equity Group Holdings LLC distributed 10,000,000 shares of common stock to limited liability companies of which Steven M. Rales is the sole member and (ii) Equity Group Holdings II LLC distributed 1,846,241 shares of common stock to Steven M. Rales. No consideration was paid by Steven M. Rales for such shares.

Item 4.	Purpose of Transaction

All shares held by Steven M. Rales are held by Steven M. Rales for investment purposes. Steven M. Rales may, subject to the continuing evaluation of the factors discussed herein, acquire from time to time additional securities of the Company in the open market or in privately negotiated transactions, by exchange offer or otherwise. Depending on the factors discussed herein, Steven M. Rales may, from time to time, retain or sell all or a portion of his holdings of the shares of common stock in the open market or in privately negotiated transactions. Any actions that

Steven M. Rales might undertake will depend upon his review of numerous factors, including, among other things, the availability of shares of the Company for purchase and the price levels of such shares; general market and economic conditions; ongoing evaluation of the Company’s business operations and prospects; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; personal financial planning; personal philanthropic endeavors; estate planning; and other future developments.

Other than as set forth in this statement, Steven M. Rales does not have any present plans or proposals that relate to or would result in any of the consequences listed in paragraphs (a)-(j) of Item 4 of Schedule 13D, or any agreement regarding such matters, although he may in the future take actions which would have such consequences.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, Steven M. Rales is the beneficial owner of 31,109,673 shares of common stock representing approximately 10.1% of the approximately 309,100,000 Shares outstanding, as disclosed in Danaher Corporation’s Form 10-K for the year ended December 31, 2006, which ownership consists of (i) 22,000,000 shares owned by limited liability companies (SMRDHR LLC, SMRDHR II LLC and SMRDHR III LLC) in which Steven M. Rales is the sole member, (ii) 9,007,370 shares owned directly by Steven M. Rales, (iii) 2,303 shares attributable to Steven M. Rales’ 401(k) account, and (iv) 100,000 shares owned by a charitable foundation of which Steven M. Rales is a director. Steven M. Rales disclaims beneficial ownership of all shares that are owned directly or indirectly by Mitchell P. Rales, his brother, and also disclaims beneficial ownership of all shares held through the charitable foundation.

Shares of common stock held by SMRDHR LLC, SMRDHR II LLC and SMRDHR III LLC are pledged to secure lines of credit with certain financial institutions and each of these entities is in compliance with these lines of credit. Some of the shares held directly by Steven M. Rales are pledged as collateral to secure a loan of shares by Capital Yield Corporation (“CYC”), an entity owned by Messrs. Steven M. Rales and Mitchell P. Rales.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

This Item incorporates by reference the information in Item 4 and Item 5 hereof. In addition, other than the loan by CYC described in Item 5 hereof, which contains standard default provisions and allows Steven M. Rales to retain sole investment and voting power with respect to the pledged shares, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2007

By:	/s/ Steven M. Rales
Steven M. Rales

5